Exhibit 3.52

STATE of DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE of FORMATION

FIRST:  The name of the limited liability company is Columbus Nova Credit Investments Management, LLC.

SECOND:  The address of the registered office of the LLC in the State of Delaware is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.

THIRD:  The name and address of the registered agent for service of process on the LLC in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Columbus Nova Credit Investments Management, LLC this 5th day of January, 2006.

By:	/s/ Dale C. Van Demark, Esq.
Name: Dale C. Van Demark, Esq.
Title: Authorized Person